Shelley Detwiller DiGiacomo
(602) 222-4991
sdd@eblawyers.com

May 20, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Plattner

Re:	CLS Holdings USA, Inc. (the “Company”)
Schedule 13E-3 filed May 1, 2025
File No. 005-89292
Preliminary Proxy Statement filed May 1, 2025
File No. 000-55546

Dear Mr. Plattner:

The following is in response to the comments set forth in your letter dated May 14, 2025. For ease of reference, each comment is repeated verbatim, with our response immediately following.

Schedule 13E-3 filed May 1, 2025

General

1.	Please correct the reference to “Section 12(g)(4)(a)(2) of the Exchange Ace (sic)” to Section 12(g)(4), or advise.

Response

We have corrected this reference.

2.	For “Item 1. Summary Term Sheet,” please provide a cross-reference to the more substantial disclosure found in the proxy statement under “Summary of Material Terms of Reverse Stock Split and Related Transactions.”

Response

We have added this cross-reference.

2800 NORTH CENTRAL AVE. | STE 1200 | PHOENIX, AZ 85004| 602.271.9090 TEL | 602.222.4999 FAX | EBLAWYERS.COM

Engelman Berger, P.C.
Attorneys At Law

April 15, 2025

3.	Regarding Houlihan Capital’s opinion, attached to the Schedule 13E-3 as Exhibit 99.2, we note the reference to the Company intending to “enter into a business combination with the purpose of taking the Company private in a reverse merger,” which sounds as though it constitutes something other than the reverse stock split that is extensively described in the proxy statement. We also note that the capitalized term “Transaction” is not defined in the Houlihan Capital opinion. With a view toward revised disclosure, please advise.

Response

The one-sentence description by Houlihan is simply an inarticulate shorthand characterization of the transaction. Immediately following that sentence Houlihan accurately describes the transaction in more detail as follows:

“Houlihan Capital, LLC (“Houlihan Capital”) understands that CLS Holdings USA, Inc. and/or its affiliates (the “Client” or the “Company” or “CLS Holdings”) intends to enter into a business combination with the purpose of taking the Company private in a reverse merger. Per conversations with the Client, we understand the Transaction will be structured as a 4 million to 1 reverse stock split, wherein every 4 million shares will be converted to one share post-Transaction. Houlihan Capital understands the Special Committee anticipates the Company would pay “fair value” for the shares . . . .”

The fuller description, based on conversations with CLS Holdings, accurately captures the nature of the transaction.

4.	Please include the legend required by Rule 13e-3(e)(1)(iii).

Response

We have added this legend.

Preliminary Proxy Statement filed May 1, 2025

General

5.	Please be advised that the Schedule 13E-3 and definitive proxy statement, once finalized, must be disseminated to stockholders no later than 20 days prior to the Special Meeting. See Rule 13e-3(f)(1)(i).

Response

The Company will comply with this requirement.

Engelman Berger, P.C.
Attorneys At Law

April 15, 2025

6.	We note the reference to June 30, 2025, in the notice to stockholders. Please correct such reference to June 23, 2025, or advise.

Response

We have corrected the reference.

7.	We note that the Company’s disclosure addresses the fairness of the going-private transaction to the Company’s shareholders at large, rather than to the Company’s “unaffiliated security holders,” the latter of which is what Schedule 13E-3 requires. See Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A. Please revise to address fairness as to unaffiliated security holders.

Response

We have added a specific disclosure with respect to “fairness” to the Company’s unaffiliated security holders under “Special Factors—Fairness of the Proposed Reverse Stock Split to Unaffiliated Security Holders.”

8.	Please mark the proxy card as preliminary. See Rule 14a-6(e)(1).

Response

We have made this change.

9.	Please revise the formatting of the proxy card so as to provide voting boxes with respect to Proposal 1.

Response

We have made this change.

10.	The meaning of the following instruction on the proxy card is unclear: “Please indicate if you wish to view meeting materials electronically via the Internet rather than receiving a hard copy. Please note that you will continue to receive a proxy card for voting purposes only.” Please delete such instruction, or advise.

Response

We have deleted this instruction.

General Information, page 1

11.	We note the disclosure on pages 1 and 2 regarding broker non-votes. It is our understanding that broker non-votes can occur only in a situation in which a broker votes on one (routine) proposal but not another. Because only one proposal is being put to a vote at the Special Meeting, it is unclear how broker non-votes could occur. Please revise to clarify that point, or advise. Relatedly, assuming it to be true, please ensure that the disclosure clearly conveys that the vote required for approval of the proposal is a majority of votes cast. In other words, assuming that a quorum (majority of outstanding shares) is present, the proposal will be approved if the number of “For” votes exceeds the combined number of “Against” and “Abstain” votes, such that, in theory at least, as little as just over 25% of outstanding shares is needed to approve the proposal.

Response

We have clarified the broker non-vote disclosure and added more specific disclosure explaining that a majority of the shares present in person or by proxy at the meeting can approve Proposal 1. We have indicated that this means as little as just over 25% of the Company’s outstanding shares of Common Stock could, in theory, be sufficient to approve Proposal 1.

Engelman Berger, P.C.
Attorneys At Law

April 15, 2025

Special Factors, page 7

12.	We note the following disclosure on page 7: “The Company expects to pay such transaction costs and consideration for such fractional share interests from existing cash reserves and loans. The Company has not yet negotiated the terms of any such loans.” Please disclose additional detail regarding such potential loans, including expected timing. Please also disclose whether existing cash reserves are sufficient to fund the entirety of the estimated $1.7 million of transaction costs. Please confirm the Company’s understanding that material changes to Item 1007 disclosure must be filed and disseminated promptly. See Rules 13e-3(d)(2) and 13e-f(1)(iii).

Response

We have provided the terms of the loans because they have now been negotiated. We have added a statement from the Company that it will disclose any changes to the terms of these loans (in the unlikely event there are changes) by filing and disseminating to security holders an amendment to the Proxy Statement.

13.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34- 17719 (April 13, 1981). Please revise this section to include the factors described in clauses (iii), (iv), and (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Board.

Response

We have added disclosure under “Special Factors—Fairness of the Proposed Reverse Stock Split to Unaffiliated Security Holders” to address the additional factors identified in Comment 13.

Deliberations of the Independent Committee, page 10

14.	We note the reference in the third paragraph on page 10 to “two firms” submitting bids to the Independent Committee and then the reference in the following paragraph to the Independent Committee reviewing the bids from “three firms.” With a view toward revised disclosure, please explain the discrepancy.

Response

Originally there were two companies that provided bids to undertake the fairness opinion. The Independent Committee instructed its counsel to obtain a third bid and elected to hold off making any decision until the third bid was obtained. The original two bidders were Cabrillo Advisors and Houlihan Capital. The third bidder was Stout Risius Ross LLC. We have clarified our disclosure accordingly.

15.	We note the references in this section to Houlihan’s presentation to the Board. Please file such presentation as an exhibit to the Schedule 13E-3 and furnish a robust summary of such presentation in the proxy statement. Such summary should include a detailed description of the valuation analyses. See Items 9 and 16 of Schedule 13E-3 and Items 1015 and 1016 of Regulation M-A.

Response

The Houlihan presentation was oral, via Zoom, and is referenced in the Fairness Opinion filed as an exhibit to Schedule 13E-3. We have revised our disclosure under “Deliberations of the Independent Committee—Fairness Opinion” to add a summary of the presentation.

16.	Please confirm, if true, and make clear in the disclosure, that all officers and directors, including Mr. Glashow, will be fully cashed out as a result of the transaction, as each of their shareholdings is well below the 4,000,000 share threshold.

Response

We have made this statement under “Special Factors—Fairness of the Proposed Reverse Stock Split to Unaffiliated Security Holders.”

Engelman Berger, P.C.
Attorneys At Law

April 15, 2025

17.	Please disclose the “management-provided financial projections for the fiscal years ended May 31, 2025 through May 31, 2027” referred to in connection with Houlihan’s investigation. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.

Response

We have added the financial projections under “Deliberations of the Independent Committee—Fairness Opinion—Financial Projections provided to Houlihan by the Company at Houlihan’s request.”

18.	Please disclose additional detail regarding (i) the operating agreements and (ii) “documents related to sixteen promissory notes,” each referred to in the list of information reviewed by Houlihan.

Response

We have added a cross-reference to the Company’s most recent Form 10-K, incorporated by reference in the Proxy Statement, where these agreements and notes are described in detail.

Company Information, page 15

19.	We note that Mr. Koretsky has an ownership stake of 48.6% in the Company, yet he is mentioned only in the beneficial ownership table and nowhere else in the filing. With a view toward revised disclosure, please advise as to whether Mr. Koretsky had any influence over the going-private transaction and how the Company analyzed his potential status as an affiliate engaged in the Rule 13e-3 transaction.

Response

Mr. Koretsky has had no influence over the going private transaction. The purpose of forming the Independent Committee was to ensure that the decision on whether to go private was based on an objective analysis of what was in the best interest of the Company and its impacted shareholders. Mr. Koretsky and many other shareholders have expressed their viewpoint that CLS being a public company made no business or economic sense since the burdens of being public were extensive and the benefits were nonexistent. However, beyond having an opinion on the matter, Mr. Koretsky has not influenced the decision on going private. Mr. Koretsky, along with other investors, have also made market rate loans to the Company over the last few years, and those loans have all been made while the Company was a public Company and have been publicly disclosed. Because Mr. Koretsky does not have a controlling interest and has not exercised control, the Company has not considered him an affiliated shareholder. We have added this information to the footnote about Mr. Koretsky in the beneficial ownership table.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at 602-222-4991.

Sincerely,

Engelman Berger, P.C.

/s/ Shelley Detwiller DiGiacomo
Shelley Detwiller DiGiacomo